UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Alderon Iron Ore Corp.

(Name of Issuer)

Common Shares (without par value)

(Title of Class of Securities)

01434T100

(CUSIP Number)

Mr. Duan Guomian Hebei Iron & Steel Group Co., Ltd. Shi Mao Building 16th, No. 92 Jian Guo Road Beijing 100022, P.R. China 0086-10-8589 7786

Copies to:

Ms. Zhang Liangjun	Mr. Zhang Yiwei
Hebei Iron & Steel Group Co., Ltd.	Hebei Iron & Steel Group Co., Ltd.
Shi Mao Building 16th	Shi Mao Building 16th
No. 92 Jian Guo Road	No. 92 Jian Guo Road
Beijing 100022, P.R. China	Beijing 100022, P.R. China
0086-10-8589 8067	0086-10-8589 9223

Patricia L. Olasker Esq.
Davies Ward Phillips & Vineberg LLP
100 King Street West
44th Floor
Toronto, ON, Canada
M5X 1B1

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01434T100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hebei Iron & Steel Group Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ______________		(b) ______________

3.	SEC Use Only ___________________________________________________________________________________________________

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	______________________________________________________________________________

	8.	Shared Voting Power	25,858,889

	9.	Sole Dispositive Power	______________________________________________________________________________

	10.	Shared Dispositive Power	25,858,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		25,858,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		19.9%[1]

14.	Type of Reporting Person (See Instructions)		HC, CO

[1] Based upon 100,269,097 common shares outstanding as of August 9, 2012, as disclosed by Alderon Iron Ore Corp. in its report on Form 6-K furnished to the Securities and Exchange Commission on August 10, 2012, the issuance of the 25,858,889 common shares reported in this statement, and the issuance by Alderon Iron Ore Corp. of an additional 3,816,181 common shares on August 31, 2012 to another shareholder.

CUSIP No. 01434T100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Hebei Iron & Steel International Holding Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ______________		(b) ______________

3.	SEC Use Only ___________________________________________________________________________________________________

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	______________________________________________________________________________

	8.	Shared Voting Power	25,858,889

	9.	Sole Dispositive Power	______________________________________________________________________________

	10.	Shared Dispositive Power	25,858,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		25,858,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		19.9%[2]

14.	Type of Reporting Person (See Instructions)		HC, CO

[2] Based upon 100,269,097 common shares outstanding as of August 9, 2012, as disclosed by Alderon Iron Ore Corp. in its report on Form 6-K furnished to the Securities and Exchange Commission on August 10, 2012, the issuance of the 25,858,889 common shares reported in this statement, and the issuance by Alderon Iron Ore Corp. of an additional 3,816,181 common shares on August 31, 2012 to another shareholder.

CUSIP No. 01434T100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
HBIS International Holding (Luxembourg) Co., S.à.r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ______________		(b) ______________

3.	SEC Use Only ___________________________________________________________________________________________________

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	______________________________________________________________________________

	8.	Shared Voting Power	25,858,889

	9.	Sole Dispositive Power	______________________________________________________________________________

	10.	Shared Dispositive Power	25,858,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		25,858,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		19.9%[3]

14.	Type of Reporting Person (See Instructions)		CO

[3] Based upon 100,269,097 common shares outstanding as of August 9, 2012, as disclosed by Alderon Iron Ore Corp. in its report on Form 6-K furnished to the Securities and Exchange Commission on August 10, 2012, the issuance of the 25,858,889 common shares reported in this statement, and the issuance by Alderon Iron Ore Corp. of an additional 3,816,181 common shares on August 31, 2012 to another shareholder.

Item 1.	Security and Issuer

          This Statement on Schedule 13D (the “Statement”) relates to the common shares, without par value (the “Alderon Common Shares”), of Alderon Iron Ore Corp., a British Columbia corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1140 West Pender Street, Suite 1240, Vancouver, British Columbia, Canada V6E 4G1.

Item 2.	Identity and Background

          This Statement is being filed by (a) Hebei Iron & Steel Group Co., Ltd. (“Hebei”), (b) Hebei Iron & Steel International Holding Co., Ltd. (“Hebei International”) and (c) HBIS International Holding (Luxemboug) Co., S.à r.l. (“HBIS”) (collectively, the “Reporting Persons”).

          The Reporting Persons have entered into a Joint Filing Agreement, dated September 10, 2012, a copy of which is filed herewith as Exhibit 1 to this Statement. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Rule 13d-1(k) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

          Hebei is a corporation organized under the laws of the People’s Republic of China (the “PRC”) with its business address at No. 40 Yuhua West Road, Shijiazhuang 050000, P.R. China. Hebei is a holding company for a group whose principal business is the production of steel. Hebei is owned by the State Asset Supervision and Administration Commission of the PRC.

          Hebei International is a corporation organized under the laws of Hong Kong, PRC, with its business address at Suite 2705, 27th Floor, No. 9 Queen’s Road, Central Hong Kong. Hebei International’s principal business is overseas investment and fund raising. Hebei International is wholly owned by Hebei.

          HBIS is a corporation organized under the laws of Luxembourg, with its business address at 65, Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg. HBIS’s principal business is overseas investment. HBIS is wholly owned by Hebei International.

          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors, executive officers and controlling persons of each Reporting Person (the “Schedule A persons”) is set forth on Schedule A hereto and is incorporated by reference herein.

          During the last five years, none of the Reporting Persons or any of the Schedule A persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

          Pursuant to a subscription agreement dated April 13, 2012, as amended on August 13, 2012, between the Issuer and Hebei (the “Subscription Agreement”), on August 31, 2012, HBIS purchased 25,858,889 Alderon Common Shares at a price of Canadian $ (“C$”) 2.41 per share for a total purchase price of C$ 62.3 million. The source of the funds used by HBIS to purchase the Alderon Common Shares was a bank loan provided from Bank of China to Hebei International on August 31, 2012 in the amount of US$74,000,000. Hebei International then transferred such funds to HBIS. The terms of the bank loan provide that interest accrues at the rate of the three month London interbank offered rate plus 160 basis points, reset quarterly, and the maturity date is on the sixth month anniversary of August 31, 2012.

Item 4.	Purpose of Transaction

          The Reporting Persons acquired the Alderon Common Shares for strategic and investment purposes. As provided in the Subscription Agreement, on August 31, 2012, Hebei, HBIS and the Issuer entered into a limited partnership agreement (the “Limited Partnership Agreement”) pursuant to which they formed a limited partnership (the “Kami Mine Limited Partnership”) to own and operate the Issuer’s Kamistiatusset iron ore property located in Newfoundland and Labrador, Canada (the “Kami Project”). The Issuer has a 75% interest, and HBIS has a 25% interest, in both the Kami Mine Limited Partnership and in the corporate general partner of the Kami Mine Limited Partnership. The Limited Partnership Agreement further provides that within 15 business days of Hebei’s receipt of a qualifying feasibility study of the Kami Project, Hebei will contribute approximately C$ 120 million, and the Issuer will contribute the Kami Project and relevant properties, to the Kami Mine Limited Partnership. Hebei and the Issuer are obligated to contribute additional capital as necessary for the development of the Kami Project in accordance with their respective interests in the Kami Mine Limited Partnership.

          On August 31, 2012, the Issuer and Hebei entered into an iron ore off take agreement pursuant to which Hebei, through its affiliates, is obligated to purchase, upon commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tons of the first 8.0 million tons of iron ore concentrate produced at the Kami Project. The price to be paid by Hebei will be based on the monthly average price per dry metric ton for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei may also purchase additional amounts at a price equal to the Platts Price, without any discount.

          As described in more detail under Item 6 of this Statement, Hebei has the right to nominate two directors for election or appointment to the Issuer’s board of directors. Hebei has exercised this right by nominating Ms. Zheng Liangjun and Mr. Tian Zejun to the Issuer’s board of directors and they have both been appointed to the Issuer’s board of directors.

          The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance,

competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs. Depending on such evaluations, the Reporting Persons may at any time and from time to time acquire additional Alderon Common Shares or other securities of the Issuer; dispose of the Alderon Common Shares that it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Alderon Common Shares that it has acquired. Any acquisition or disposition of Alderon Common Shares or other securities of the Issuer by the Reporting Persons may be effected though open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. In the interest of maximizing value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in, the management, policies, operations or capital structure of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization. The Reporting Persons reserve the right to change their plans and intentions at any time, as it deems appropriate.

          Except as disclosed herein, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)

HBIS owns of record and beneficially an aggregate of 25,858,889 Alderon Common Shares, or approximately 19.9% of the issued and outstanding Alderon Common Shares. By virtue of their ownership of HBIS and Hebei International, respectively, Hebei International and Hebei may be deemed to share beneficial ownership of the 25,858,889 Alderon Common Shares owned by HBIS.

(b)	The Reporting Persons have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 25,858,889 Alderon Common Shares.

(c)	Except as set forth in Item 3 of this Statement, no transactions in the Alderon Common Shares were effected by any of the Reporting Persons or any of the Schedule A persons during the past 60 days.

(d)	No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from the sale of, or the proceeds from the sale of, any of the Alderon Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The responses to Item 3 and 4 of this Statement are incorporated herein by reference

          Pursuant to an Investor Rights Agreement dated August 31, 2012, between Hebei, HBIS and the Issuer (the “Investor Rights Agreement”) Hebei and/or HBIS: (i) have demand and “piggyback” registration rights with respect to the Alderon Common Shares acquired pursuant to the Subscription Agreement (and any additional Alderon Common Shares acquired pursuant to the pre-emptive rights described below) for public offerings in Canada and the United States; (ii) the right to nominate two directors for election or appointment to the Issuer’s board of directors (provided that they own, directly or indirectly, at least 17% of the outstanding Alderon Common Shares) and to nominate or appoint one director (provided they own at least 7.5% but less than 17% of the outstanding Alderon Common Shares); and (iii) provided they own at least 10% of the outstanding Alderon Common Shares, a pre-emptive right to participate in future public and private offerings of the Issuer to maintain their percentage ownership of the outstanding Alderon Common Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Name

1.

Joint Filing Agreement, dated September 10, 2012, by and among Hebei Iron & Steel Group Co., Ltd., Hebei Iron & Steel International Holding Co., Ltd. and HBIS International Holding (Luxembourg) Co., S.à r.l. relating to the filing of a joint statement on Schedule 13D.

2.	Subscription Agreement, dated April 13, 2012, between Hebei Iron & Steel Group Co. Ltd and Alderon Iron Ore Corp.

3.	Amendment, dated August 10, 2012, to Subscription Agreement, dated April 13, 2012, between Hebei Iron & Steel Group Co., Ltd. and Alderon Iron Ore Corp.

4.	Investor Rights Agreement, dated August 31, 2012, between Hebei Iron & Steel Group Co., Ltd., HBIS International Holding (Luxembourg) Co., S.à r.l. and Alderon Iron Ore Corp.

5.	Loan Agreement, dated August 31, 2012, between Hebei Iron & Steel International Holding Co., Ltd. and Bank of China.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2012

HEBEI IRON & STEEL GROUP CO., LTD.

By:	/s/ Duan Guomian

	Name:	Mr. Duan Guomian
	Title:	Authorized Signatory

HEBEI IRON & STEEL INTERNATIONAL HOLDING CO., LTD.

By:	/s/ Zhang Kai

	Name:	Mr. Zhang Kai
	Title:	President

HBIS INTERNATIONAL HOLDING (LUXEMBOURG) CO., S.Á R.L.

By:	/s/ Zheng Liangjun

	Name:	Ms. Zheng Liangjun
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Exhibit Name

1.

Joint Filing Agreement, dated September 10, 2012, by and among Hebei Iron & Steel Group Co., Ltd., Hebei Iron & Steel International Holding Co., Ltd. and HBIS International Holding (Luxembourg) Co., S.à r.l. relating to the filing of a joint statement on Schedule 13D.

2.	Subscription Agreement, dated April 13, 2012, between Hebei Iron & Steel Group Co. Ltd and Alderon Iron Ore Corp.

3.	Amendment, dated August 10, 2012, to Subscription Agreement, dated April 13, 2012, between Hebei Iron & Steel Group Co., Ltd. and Alderon Iron Ore Corp.

4.	Investor Rights Agreement, dated August 31, 2012, between Hebei Iron & Steel Group Co., Ltd., HBIS International Holding (Luxembourg) Co., S.à r.l. and Alderon Iron Ore Corp.

5.	Loan Agreement, dated August 31, 2012, between Hebei Iron & Steel International Holding Co., Ltd. and Bank of China.

Schedule A

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Hebei, Hebei International and HBIS. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any Alderon Common Shares.

Directors and Executive Officers of Hebei:

Name and Citizenship	Principal Occupation	Business Address

Dr. Wang Yifang	Chairman of the Board of Hebei	40 Yuhua West Road
Shijiazhuang 050000
People’s Republic of China		P.R. China

Directors and Executive Officers of Hebei International:

Name and Citizenship	Principal Occupation	Business Address

Mr. Zhang Kai	Director of Hebei International	Suite 2705, 27th Floor
No. 9 Queen’s Road
People’s Republic of China		Central Hong Kong

Managers of HBIS:

Name and Citizenship	Principal Occupation	Business Address

Mr. Duan Guomian	President of HBIS International Trade Corporation	Shi Mao Building 16th
No. 92 Jian Guo Road
People’s Republic of China		Beijing 100022
P.R. China

Ms. Zheng Liangjun	Vice President of HBIS International Trade Corporation	Shi Mao Building 16th
No. 92 Jian Guo Road
People’s Republic of China		Beijing 100022
P.R. China

Mr. Arnaud Delvigne	Director of HBIS	65, Boulevard Grande-
Duchesse Charlotte
Luxembourg		L-1331 Luxembourg

Mr. Vincent Cointepas	Director of HBIS	65, Boulevard Grande-
Duchesse Charlotte
Luxembourg		L-1331 Luxembourg